787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

CONFIDENTIAL SUBMISSION VIA EDGAR

May 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Breed Logistics Corp.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of New Breed Holding Company (to be renamed New Breed Logistics Corp.) a Delaware corporation (the “Company”), and pursuant to the Jumpstart Our Business Startups Act of 2012, we hereby confidentially submit, via direct electronic transmission, the above-referenced draft Registration Statement on Form S-1, relating to the proposed public offering of common stock, par value $0.01, of the Company.

Please contact the undersigned at (212) 728-8747 or Jeffrey S. Hochman at (212) 728-8592 should you have any questions or comments regarding this matter.

Sincerely,

/s/ Manuel A. Miranda

Manuel A. Miranda

Enclosure

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